



Lawswaks Inc
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $100,000

Offering End Date: August 28, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Lawswaks Inc

Founded: June 1, 2023

Address: 14300 Ronald Reagan Blvd, #101
　　　　　　 Cedar Park, TX 78641

Industry: Specialty Food Retailer

Employees: 8

Website: https://wilcobagel.com/

Use of Funds Allocation:

If the maximum raise is met:

$93,000 (93.00%) – of the proceeds will go towards working capital- equipment, furniture, payroll, and operating costs

$7,000 (7.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,135 Followers





Business Metrics:

	FY23	FY24	YTD 7/18/2025
Total Assets	$213,215	$428,089	$423,728
Cash & Cash Equivalents	$148,463	$7,945	$3,584
Accounts Receivable	$0	$0	$0
Short-term Debt	$10,789	-$26,352	-$49,797
Long-term Debt	-$73	$494,663	$489,089
Revenue	$55	$185,260	$166,218
Cost of Goods Sold	$1,410	$49,313	$42,362
Taxes	$0	$0	$0
Net Income	-$39,900	-$24,358	-$38,512

Recognition:

Lawswaks Inc (DBA The Williamson County Bagel Company) is a family-owned bagelry delivering the perfect bite, every bite. Owners Scott and Alexandra Lawson met while working in restaurants and always dreamed of building something of their own. Together, they combined passion, tradition, and experience to create a place that feels both familiar and special: a true neighborhood bagel shop. Whether customers are stopping by for a quick weekday breakfast or relaxing over a weekend brunch with a mimosa, they provide a welcoming space and a consistently high-quality experience.

About:

Lawswaks Inc (DBA The Williamson County Bagel Company) is a neighborhood bagel shop located in one of the fastest-growing areas in the country — Cedar Park, Texas. They offer handcrafted, in-house-made bagels and deli-style sandwiches that bring authentic flavor to a market with limited options.

For more information, contact our Customer Support Team at support@thesmbx.com

